Exhibit 99.g.2

September 6, 2019

Source Capital, Inc.

11601 Wilshire Blvd., Suite 1200

Los Angeles, CA 90025

RE:  Management Fee Waiver Agreement — Source Capital, Inc.

Dear Ladies and Gentlemen:

Source Capital, Inc. (the “Fund”), a Delaware corporation, has entered into an agreement with First Pacific Advisors, LP (“Adviser”) whereby Adviser provides investment advisory services to the Fund (the “Investment Advisory Agreement”).

We hereby agree with respect to the Fund to waive the investment advisory fee payable to us under the Investment Advisory Agreement, in an amount (the “Management Fee”) equal to an annual rate of 0.675% multiplied by the amount of the net proceeds(1) received by the Fund from this transferable rights offering, which expires on October 17, 2019 (the “Expiration Date”) (the “Offering”), for a period of at least two years, and up to four years, such period commencing on the Expiration Date (such period to be determined as described below).

For the first two years from the completion of the Offering, the Adviser will waive its Management Fee payable on the net proceeds of the Offering and at the rate noted above. The Adviser will waive its Management Fee payable on the net proceeds of the Offering and at the rate noted above for an additional year if the Fund’s shares of common stock trade at an average discount to net asset value greater than 13.6% for the three months preceding the two-year anniversary of the Expiration Date of the Offering (the “Year Three Waiver Extension”). If, and only if, the Management Fee waiver agreement is extended pursuant to the Year Three Waiver Extension, and if the Fund’s shares of common stock trade at an average discount to net asset value greater than 13.6% for the three months preceding the three-year anniversary of the Expiration Date of the Offering, then the Adviser will waive its Management Fee payable on the net proceeds of the Offering and at the rate noted above for an additional year.

We agree that this obligation shall constitute a contractual commitment enforceable by the Fund and that we may not assert any right to reimbursement of any amounts so waived.  We agree not to seek satisfaction of any such obligations from the shareholders of the Fund, nor from the Directors of the Fund.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

This Agreement is for a period of at least two years, and up to four years, commencing on the Expiration Date. This Agreement may be terminated at any time by the Fund’s Board of Directors and will terminate automatically in the event of the termination of a new Investment Advisory Agreement.  Any amendment to this agreement shall be in writing signed by the parties hereto.

(1)  Net proceeds are calculated by subtracting the expenses of the Offer from the capital raised by the Offer.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

By: First Pacific Advisors, LP

		By:	/s/ J. Richard Atwood
J. Richard Atwood, Director of FPA GP, Inc., General Partner

The foregoing agreement is hereby
accepted as of September 6, 2019

By: Source Capital, Inc.

By:	/s/ E. Lake Setzler III

E. Lake Setzler III, Treasurer